02063027

Act 33
Section 2(a)(1)
Rule
Public Availability 11-8-02

DC

November 8, 2002

No Action
11-1-02
1-14586

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intrawest Corporation ("Intrawest")
Incoming letter dated November 1, 2002

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Intrawest, in reliance upon your opinion as counsel that registration is not required, offers and sells condominium units as described in your letter without compliance with the registration requirements of the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

David C. Lee

David C. Lee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2002

Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street
51st Floor
Philadelphia, Pennsylvania 19103-599

Re: Intrawest Corporation

Dear Mr. Klein:

In regard to your letter of November 1, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC

November 1, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W., Room 3027
Washington D.C. 20549

Re: Intrawest Corporation - Request for No-Action Advice Regarding Sales of Condominium Units Without Registration Under the Securities Act of 1933

Ladies and Gentlemen:

We are writing on behalf of our client, Intrawest Corporation ("Intrawest"), a Canadian corporation headquartered in Vancouver, British Columbia. For the reasons stated below, on behalf of Intrawest we respectfully request confirmation from the Staff of the Division of Corporation Finance that it will not recommend that the Securities and Exchange Commission ("SEC") take enforcement action against Intrawest if it were to offer and sell condominium units, as described below, without registration pursuant to the Securities Act of 1933, as amended (the "Act"). We are of the opinion that the offer and sale of the condominium units as described below would be consistent with the fundamental guidelines set forth in the Commission's Release No. 33-5347, dated January 4, 1973 (the "Condominium Release") and various responses by the Staff to similar no action requests, and would not constitute the offer and sale of "securities" within the meaning of Section 2(a)(1) of the Act.

I. Factual Summary

Intrawest is one of North America's leading developers and operators of mountain resorts in North America. Intrawest has built and is currently operating 33 condominium-hotel projects at ten different mountain resorts. These include 20 Canadian projects consisting of over 2,000 units and 13 American projects consisting of over 1,200 units for a grand total of over 3,200 units. Examples of these resorts are Whistler/Blackcomb in British Columbia, Tremblant in Quebec and Copper Mountain in Colorado. In Canada, Intrawest has developed condominium hotel projects and put in place organized rental arrangements for owners with hotel management firms such as Pan Pacific Hotels, Westin and Marriott. Intrawest is currently working on a project at Whistler with Four Seasons Hotel Group. Intrawest also develops and operates golf and beach resorts and manages a vacation club program.

Intrawest's revenue in 2001 was $915 million, and its common stock is currently listed on the New York Stock Exchange and the Toronto and Montreal Exchanges.

Over 80% of Intrawest's condominium purchasers in its resort villages buy a property and then place it in some form of rental management structure. Of these, over 90% choose Intrawest for rental management. Condominium purchasers have recognized the value of having a single rental management company in any given project.

In the course of developing multiple resort communities throughout North America over the course of many years, Intrawest has observed that its typical condominium purchasers are overwhelmingly people who seek to enjoy personal use from the property and view the ability to derive rental income as a means of financing the purchase and continued ownership. As a result, prospective purchasers often approach Intrawest seeking information regarding rental possibilities and needing such information to make a fully informed decision about purchasing a condominium unit.

Intrawest would like to institute a sales and promotional program for its United States developments similar to the program it utilizes in Canada that would enable Intrawest, as the developer and promoter, to disclose the existence of a rental management program as just one of the many services it offers. The proposed Intrawest sales and rental model is described below. Intrawest currently offers, and will continue to offer, condominium units in compliance with the guidelines set forth in the Condominium Release.

II. Proposed Intrawest Sales and Rental Model.

A. Marketing and Sales of Units. As is currently the case, Intrawest will use its own staff to market and sell units in its developments. As a part of its promotional materials and sales presentations, Intrawest would propose that its real estate sales personnel be permitted to mention the rental management program as one of the many optional services available to unit owners. Mention of the mere existence of a rental program in written and oral sales and promotional materials would be limited to the following statement: "Ownership may include the opportunity to place your mountain home in a rental arrangement." If a prospective purchaser seeks more detail regarding unit rental, the real estate sales representative will suggest that such purchaser speak to a rental management company representative, either with the affiliated management company or with an unaffiliated manager of their choice.

Under no circumstances will sales materials or real estate sales representatives discuss the economic or tax benefits that may result from entering into a rental arrangement. Further, real estate sales representatives will not provide prospective purchasers with information, even that which is publicly available, regarding the rental history of comparable facilities in the particular area. Such information will only be provided by representatives of the rental management company and then only in response to a specific inquiry. Projections of future rental income or expected occupancy rates will not be provided. Intrawest will take the precautions necessary to ensure that its real estate sales personnel do not provide prospective purchasers with detailed rental information (and, in fact, only state that "Ownership may include the opportunity to place your mountain home in a rental arrangement.") and that representatives of the rental management company only provide information in response to specific inquiry.

Intrawest expects to contract with one or more nationally known hotel chains such as Marriott or Westin to provide rental management services due to their national presence and their reputation for providing high quality rental management services. If a purchaser inquires about rental opportunities, Intrawest will inform them that they are free to utilize the services of any rental management company and will not prevent or discourage owners from renting units themselves or utilizing the services of rental management companies with no affiliation to Intrawest.

The Intrawest rental management office is expected to be on-site and may be in close proximity to the sales office. The Staff of the Commission has indicated that a rental management office located in close proximity to the sales office is permissible in a previous no-action request. See *Marco Polo Hotel, Incorporated* (available October 30, 1987) (indicating that the rental services would be handled at the hotel front desk located across the lobby from the real estate sales office).

B. Unit Rentals. The Intrawest rental management program will be completely voluntary and separate and distinct from the Intrawest sales program. Under no circumstances will Intrawest enter into a rental management agreement with a prospective purchaser before such purchaser enters into a purchase and sale agreement for one or more units. Upon entering into a purchase and sale agreement with Intrawest, a purchaser is required to pay a non-refundable deposit equal to 10% to 20% of the purchase price. Consequently, although the closing may not take place for several weeks or months, the decision and commitment to purchase are clearly made at the point of signing the agreement. Under this proposal, Intrawest may enter into rental management agreements with future owners between the signing of the purchase and sale agreement and the closing on such unit or units. However, the effectiveness of all rental management agreements will be contingent upon the closing of the sale of the applicable unit(s).

The decision to enter into a rental management agreement with Intrawest or an affiliate is completely independent from the decision to purchase one or more units from Intrawest. If a purchaser decides to place his, her or its unit in a rental program, and such purchaser further decides to do so through the rental program offered by Intrawest or an affiliate, the rental management agreement that Intrawest intends to present will cover initial terms varying in length, which may be as long as five years. Provided that an Owner's unit has not been rented, such Owner may choose to occupy his, her or its unit during any period committed to the rental program by providing notice to the rental management agent no more than 15 days prior to the desired occupancy. Owners will have the ability to terminate the agreement (i) at the end of the initial term or any renewal period by providing written notice to the rental management company, (ii) upon a default by the rental management company or (iii) in the event a bankruptcy proceeding is instituted by or against the rental management company. Upon termination by the owner, the owner will be obligated to recognize all existing confirmed reservations.

III. Legal Analysis

A. Current State of the Law. The applicability of securities laws to condominiums with rental arrangements is well-established. Case law expounding on the characteristics of an "investment contract," one of the terms in the statutory definition of "security," leaves no doubt that under certain circumstances real estate offerings coupled with an agreement to provide rental or other services are included within such definition. The framework for most interpretations of the term "security" in this context was established by the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293, *reh'g denied*, 329 U.S. 819 (1946). In Howey, the Supreme Court created the well-known "economic realities" analysis under which an interest will be classified as a security only if three elements are concurrently present: (i) an investment of money; (ii) in a common enterprise; and (iii) the expectation of profits solely from the efforts of the promoter or a third party. In reaching its decision, the Court emphasized that the term "investment contract" embodies a "flexible rather than static principle" and that "form was disregarded for substance and emphasis placed upon economic reality." Although, subsequent decisions have modified the third prong of Howey from "soley" to "substantially" from the efforts of a promoter or third party, such modification does not affect our analysis.

Building on Howey's premise that substance should not be disregarded for form when identifying the existence of a security, the Commission clarified in the Condominium Release its position regarding the application of the Howey test to offers of condominiums. In that release, the Commission stated that a condominium unit can be treated as a security if it is offered in conjunction with any of the following three factors: (i) emphasis on economic benefits to the purchaser to be derived from the managerial efforts of the promoter, or a third party designated or arranged for by the promoter, from rental of the units; (ii) the offering of participation in a rental pool; or (iii) the offering of a rental or similar arrangement whereby the owner must hold his unit available for rental for any part of the year, must use an exclusive rental agent or is otherwise materially restricted in his occupancy or rental of his unit.

The Staff of the Commission has applied these broad guidelines in a variety of no-action requests. See *ResidenSea Limited* (available June 12, 2001); *FC Beach Joint Venture* (available May 29, 1998); *Int'l Investment Properties, Inc.* (available July 28, 1995); *Nikken Corporation* (available October 5, 1993); *Princeville Corp.* (available March 13, 1991); *Planners Development Corp. of Amer.* (available December 9, 1985); *Tahoe Racquet Club* (available July 1, 1976).

B. Intrawest Promotional Information and Sales Representations. Intrawest is in the business of developing and operating high quality golf and mountain resorts and has no intention or desire to offer units in such resorts as investments. According to the interpretation of the definition of "security" set forth by the Supreme Court in Howey and its progeny, the proposed

Intrawest sales and rental model should not be considered to be a security. Intrawest units will not be offered to prospective purchasers with an emphasis on the economic benefits that may be derived from the managerial efforts of the developer. The primary emphasis of all sales literature, advertising and presentations by real estate sales personnel will be on the recreational and vacation home aspects of the development with no suggestion of the units as an investment opportunity. Any mention of the rental program offered by the developer or a designated third party will be limited to the specific statement previously indicated; that is "Ownership may include the opportunity to place your mountain home in a rental arrangement." Any reference to or mention of the rental program will be communicated as one of the many services offered by the developer or a designated third party with no suggestion that the rental program could or should be seen by future owners as an opportunity to turn a profit from the ownership of one or more of the units.

The Staff has indicated in several no action letters that discussions with prospective purchasers regarding the rental program offered by a developer, promoter or an affiliate should only occur in response to a specific request. See *FC Beach Joint Venture* (available May 29, 1998); *Princeville Corp.* (available March 13, 1991); *Diamond Cove Associates* (available September 27, 1990). Intrawest understands and agrees with the SEC's policy that developers and promoters should not emphasize profits that may be obtained from the effect of a rental manager or similar party when attempting to sell condominium units. Unfortunately, the Staff's "don't ask don't tell" policy concerning renting takes this sound policy to an illogical extreme whereby an integral part of the purchase – what does the purchaser do with this resort property with the other 50 weeks of the year? – is often excluded from the prospective purchaser's investigation. Intrawest believes that mere disclosure of the existence of a rental program as one of the many services offered to unit owners does not involve the offer of a security. Intrawest will not present the rental program to prospective purchasers as a way to derive an economic or tax benefit from the ownership of one or more units.

During discussions regarding the rental program, prospective purchasers will not be provided with projected rental information. Further, real estate sales representatives will not provide publicly available rental information, such as rental history and rates, of comparable units in the area. The provision of all such publicly available information will be made only by representatives of the rental management company and then only in response to specific inquiries. Any information provided to prospective purchasers will be in the form of raw data that has not been modified by sampling, statistical analysis or by any other means. The Staff issued no action letters in response to requests to disclose similar information in *FC Beach Joint Venture*, publicly available May 29, 1998 and in *Promociones Oceanas, S.A.*, publicly available September 11, 1980.

To ensure that real estate sales representatives do not improperly disclose rental information to prospective purchasers, the real estate sales representatives and rental management company representatives will not overlap and each operation will be run completely independent from the other. Real estate sales representatives will not receive additional compensation or other incentives for unit sales to individuals who also enter into rental management agreements with Intrawest or an affiliate.

C. Rental Management Agreement. Intrawest will not discuss the terms of or agree to enter into rental management agreements with individuals until a purchase and sale agreement has been executed but may do so prior to the closing on the unit. The rental management agreements will be separate and distinct from the purchase and sale agreements and will be effective only if the sale is consummated. The negotiation and execution of a rental management agreement clearly separate from the purchase and sale agreement and following the execution of such agreement is consistent with the guidelines announced in the Condominium Release. In the Condominium Release, the SEC stated that "an owner of a condominium unit may, after purchasing his unit, enter into a non-pooled rental arrangement with an agent...whether or not such agent is affiliated with the offeror, without causing a sale of a security to be involved in the sale of the unit." The Staff has indicated that entering into a rental agreement after the purchase and sale agreement has been executed but before closing is unacceptable. See *FC Beach Joint Venture* (available May 29, 1998). Intrawest believes that so long as the rental agreement is not entered into prior to the execution of the purchase and sale agreement and the effectiveness of the rental agreement is conditioned upon the consummation of the sale, the proposed timing of the negotiation and execution of a rental management agreement, without more, does not create a security.

D. No Pooling Arrangements. Intrawest will not offer unit owners the ability to share in the pooling of rents. Each unit will have separate income and expense accounts and each owner's rental income will be directly tied to the number of days that his, her or its unit or units are rented. The Condominium Release and the no-action positions taken by the Staff have consistently taken the position that pooling of rents is forbidden. See *FC Beach Joint Venture* (available May 29, 1998); *Int'l Investment Properties, Inc.* (available July 28, 1995); *Princeville Corp.* (available March 13, 1991). Accordingly, Intrawest has never and will not offer or permit the pooling of rents with respect to properties located in the United States.

E. Voluntary Rental Program. Owners will be free to use their units as a primary residence, a secondary residence or as a vacation home available for their personal use throughout the year. Those owners desiring to obtain rental revenue from their unit may rent the units themselves or utilize the services of a rental management company of their choice. The decision to utilize a unit as an investment property is completely within the discretion of the owner. Owners choosing to utilize Intrawest's rental management services will be required to enter into agreements, the terms of which have been described above. The voluntary nature of the rental program and the existence of only reasonable restrictions on an owner's ability to occupy his, her or its unit or units is consistent with the limitations set forth in recent Staff no-action letters. See *FC Beach Joint Venture* (available May 29, 1998); *Diamond Cove Associates* (available September 27, 1990).

IV. Conclusion

The proposed Intrawest sales and rental model described herein is consistent with the fundamental guidelines set forth in the Condominium Release and does not create a "security" as that term has been interpreted by the Supreme Court and by the Staff in response to numerous no action requests. The promotion and sale of units will not involve (i) an emphasis on economic benefits to the purchaser to be derived from the managerial efforts of the promoter, or a third party designated or arranged for by the promoter, from rental of the units; (ii) the offering of participation in a rental pool; or (iii) the offering of a rental or similar arrangement whereby the owner must hold his unit available for rental for any part of the year, must use an exclusive rental agent or is otherwise materially restricted in his occupancy or rental of his unit. Further, under no circumstances will a prospective purchaser be led to believe that he, she or it will profit from the ownership of the units by any means other than the appreciation in value of the property.

We are of the opinion that the offer and sale of the condominium units as described in this letter would be consistent with the fundamental guidelines set forth in the Condominium Release and would not constitute the offer and sale of "securities" within the meaning of Section 2(a)(1) of the Act.

We therefore respectfully request the Staff's confirmation that it will not recommend to the SEC that it take enforcement action against Intrawest if it were to offer and sell condominium units, as described herein, without compliance with Section 5 of the Act.

Sincerely,

Justin P. Klein